EXHIBIT 99.1

GLG Life Tech Corporation Announces the Introduction of Its All Natural Zero Calorie Carbonated Soft Drink Products

VANCOUVER, British Columbia, Aug. 4, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, announces that AN0C's next beverage products - zero-calorie carbonated soft drinks (CSDs) - have been finalized and all required government approvals have now been obtained for sale nationwide in China. OEM production for the zero-calorie CSDs will commence at the end of August, and distribution throughout AN0C's existing distribution network will follow shortly thereafter.

The first two AN0C™ all-natural zero-calorie carbonated soft drinks to be introduced will be cola and lemon Soda. Both products received a seal of approval in the Company's consumer focus group trials for both flavour and packaging design. The two new products will be released in three package sizes (355ml cans, 1.25L and 2L formats) for a total launch of six new SKUs.

The new line of carbonated soft drinks will be sweetened with GLG's BlendSure™ high purity stevia extracts that has received a letter of no objections from the FDA and works extremely well in this beverage application.

The total Chinese carbonated soft drinks market in 2010 is estimated by Euromonitor to be at over 55 trillion liters, or 42 liters per capita with a growth of 9.6% over 2009. In comparison, the 2010 US carbonated soft drinks market was almost 79 trillion liters, or 255 liters per capita with no year over year growth.

Dr. Luke Zhang, Chairman and CEO of both GLG and AN0C™ stated, "The launch of AN0C's new line of all-natural zero-calorie carbonated soft drinks is yet another important milestone for our business. This is the third major category in our AN0C beverage line, and joins the ranks of our recently announced Vitamin Nutrition Waters and currently available Ready To Drink teas." Dr. Zhang further points out that, "This beverage category is not new in China, but what is new is an "all-natural" zero-calorie carbonated soft drink product. Our AN0C carbonated soft drinks were market tested against leading CSD products in the China and they tested very well on both taste and product packaging appeal to consumers. This planned product launch brings the total number of product SKU's to fifteen for AN0C in 2011 so far, and we are pleased to offer a broader range of zero-calorie naturally sweetened product to the Chinese consumer to continue to build the AN0C brand as a healthy choice for great tasting beverages."

Katzu Cheng, President of AN0CTM stated, "We are also pleased to announce that we will leverage our existing distribution channels to get our carbonated soft drinks to the market even faster than our previous products. Our distribution partners continue to be an important part of AN0C's business model, as key distributors have already been trained and will be ready to take orders for this new AN0C category. We plan to continue to launch another three new categories of AN0C beverages including Children's Drinks, Juice Milk and Herbal Drinks before the end of September of this year. We will continue to solidify our position as the #1 all-natural zero-calorie beverage and food brand in China."

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About ANOC

ANOC focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in ANOC with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of ANOC, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements:This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com